

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2020

Shelly D. Guyer
Chief Financial Officer
Invitae Corp
1400 16th Street
San Francisco, CA 94103

> **Re: Invitae Corp**
> **Form 10-K for the fiscal year ended December 31, 2019**
> **Filed March 2, 2020**
> **File No. 001-36847**

Dear Ms. Guyer:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Life Sciences